Yuengling’s Ice Cream Corporation

One Glenlake Parkway, #650,

Atlanta, Georgia 30328

Phone: 404-885-6045

April 18, 2022

Securities and Exchange Commission

Washington DC

Division of Corporation Finance,

Office of Manufacturing

Yuengling’s Ice Cream Corp (f/k/a/ Aureus, Inc.)

Offering Statement on Form 1-A (Reg. A)

Filed May 4, 2021, Amended July 14, 2021, Amended July 29, 2021,

Post Qualification Amendment No. 1 Filed on October 8, 2021, Post Qualification Amendment No. 2 filed on December 20, 2021,

Post Qualification Amendment No. 3 filed on March 4, 2022, Post Qualification Amendment No. 4 filed on April 8, 2022 and Post Qualification Amendment No. 5 filed on April 18, 2022.

File No. 024-11517

Dear Sir or Madam,

I am writing in response to the SEC’s letter to Yuengling’s Ice Cream Corporation (“Yuengling’s”) dated March 30, 2022 and subsequent correspondence with Mr. Bradley Ecker and Ms. Stephanie Sullivan, of the SEC.

The binding Letter of Intent between Yuengling’s and Revolution Desserts, LLC (“Revolution”) signed on February 21, 2022 has expired. Yuengling’s and Revolution have signed a new non-binding Letter of Intent.

Revolution agreed to proceed with a non-binding agreement due to the delays and requirements associated with the Reg A approval process. In particular, the requirement for Revolution to provide audited financial statements. In addition to this process being costly, Revolution will not wait for the time it takes for an audit to be conducted. As such, Revolution will only proceed on a non-binding basis.

In conclusion, because the new Letter of Intent is non-binding, Yuengling’s has determined that it is not necessary to provide financial statements or pro forma information for the pending acquisition of Revolution Desserts, LLC.

Please contact me if you have any questions or would like to discuss anything further.

Very truly yours,

/s/ Robert C. Bohorad
Name: Robert C. Bohorad
Title: President and Chief Executive Officer